UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Report on Form 6-K (excluding Exhibit 99.1 and Exhibit 99.2) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163 and 333-248479) and Form F-3 (File No. 333-229486, 333-228054 and 333-238731), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On February 5, 2021, CollPlant Ltd. (“CollPlant”), a wholly-owned subsidiary of CollPlant Biotechnologies Ltd. (the “Company”), entered into a Development, Exclusivity and Option Products Agreement (the “Agreement”) with certain wholly-owned subsidiaries of AbbVie Inc. (collectively, “AbbVie”), pursuant to which CollPlant and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using CollPlant’s recombinant human collagen (rhCollagen) technology.

Pursuant to the Agreement, CollPlant agreed to undertake projects for the development of an aseptic process for sterile rhCollagen that meets or exceeds certain specifications as set forth in the Agreement. Prior to the second anniversary of the Agreement, AbbVie may elect to have CollPlant undertake additional projects for the development of a more concentrated rhCollagen that meets or exceeds certain specifications.

Pursuant to the Agreement, CollPlant granted to AbbVie and its affiliates, worldwide exclusive rights to use its rhCollagen in combination with AbbVie proprietary technologies, for the production and commercialization of dermal and soft tissue filler products (the “Exclusive Products”). Further, pursuant to the Agreement, CollPlant granted to AbbVie and its affiliates, a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of CollPlant rhCollagen for the commercialization and sale of an injectable breast implant product and a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of CollPlant rhCollagen for the commercialization and sale of a photocurable dermal filler product (each an “Option Product” and together, the “Option Products”). Other than under the Agreement, CollPlant has agreed not to research, develop or commercialize its rhCollagen for use with any Exclusive Products during the term of the Agreement or grant any third party any rights to CollPlant’s rhCollagen technology that would conflict with rights granted to AbbVie.

The Agreement provides that later on CollPlant and AbbVie will enter into a supply agreement whereby CollPlant will manufacture and supply AbbVie with rhCollagen, at a pre-agreed price, to be used solely for the development and manufacture of the Exclusive Products and Option Products.

The Agreement provides that with respect to the Exclusive Products CollPlant shall be entitled to receive up to $50 million comprised of an upfront cash payment of $14 million and up to $36 million in proceeds upon the achievement of certain development, clinical trial, regulatory and commercial sale milestones. In addition, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term as well as a fee for the supply of rhCollagen to AbbVie. In addition, with respect to the Option Products, CollPlant shall be entitled to receive up to $53 million, as further described below, plus a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term and a fee for the supply of rhCollagen to AbbVie. The $53 million in proceeds includes a one-time non-refundable payment of $6 million upon signing a definitive agreement with regard to the injectable breast implant product; a one-time non-refundable payment of $4 million for signing a definitive agreement with regard to the photocurable dermal filler product; and up to an additional $43 million payable upon the achievement of certain clinical trial, regulatory approval and commercial sale milestones.

Unless earlier terminated, the Agreement will continue in effect on a product-by-product and country-by-country basis until the later of (i) the expiration, invalidation or abandonment of the last CollPlant patent covering a product in a particular country, and (ii) 10 years from the first commercial sale of such product in such country. Following expiration (unless earlier terminated), the rights granted to AbbVie in the Agreement will continue on a non-exclusive, fully paid-up, royalty-free, perpetual and irrevocable basis. The Agreement may be terminated early by either party for material breach or bankruptcy. In addition, AbbVie may terminate the Agreement at any time immediately upon written notice to CollPlant if AbbVie reasonably believes that it is not advisable for AbbVie to continue to develop or commercialize the Exclusive Products under the Agreement as a result of a perceived serious safety issue regarding the use of any Exclusive Product or upon 60 days’ written notice, for any or no reason, with respect to its rights under the Agreement on an Exclusive Product-by-Exclusive Product or country-by-country basis.

On February 8, 2021, the Company issued a press release announcing entry into of the Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, the Company has posted to its website an updated corporate presentation. A copy of the presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit

99.1	Press Release, dated February 8, 2021

99.2	Corporate Presentation, dated February 8, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: February 8, 2021	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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